
December 21, 2021

Mark Lumpkin, Jr.
Executive Vice President and Chief Financial Officer
EARTHSTONE ENERGY INC
1400 Woodloch Forest Dr., Suite 300
The Woodlands, Texas 77380

      Re: EARTHSTONE ENERGY INC
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 10, 2021
           File No. 001-35049

Dear Mr. Lumpkin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation